Alexander M. Donaldson
adonaldson@wyrick.com

October 4, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn:  John L. Krug

Re:	Ventrus Biosciences, Inc. Registration Statement on Form S-1 Filed on July 20, 2010 File No. 333-168224

Dear Mr. Krug:

We write this letter on behalf of our client Ventrus Biosciences, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated June 10, 2010.  Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

FORM S-1

General

1.
Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.  Please note we may have comments regarding these materials.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

Thank you for the comment.  All graphic and visual information intended to be included in the prospectus is already included.  However, should any additional graphic and visual information be proposed for inclusion, Ventrus will file it prior to use.

2.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.  If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Ventrus believes it has addressed the Staff’s comments in all portions of the prospectus to which the comments might apply.

3.	Please update the discussion in your prospectus to the most recent date practicable.

The discussion in the prospectus has been updated to June 30, 2010 for financial information and to August 31, 2010 for other information. Ventrus believes this is responsive to the comment.

4.
Please note that our comments on your request for confidential treatment will be provided under separate cover.  Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Ventrus acknowledges that this is the normal timeline for the processing of a confidential treatment request filed in conjunction with a registration statement.

5.
Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.  As you are likely aware, you must file this amendment prior to circulating the prospectus.

Ventrus acknowledges that the Staff might have comments on any pre-effective amendment.  Ventrus is aware that a preliminary prospectus containing pricing information must be filed prior to the use of the prospectus contained in the registration statement.

6.
Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide.  We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Ventrus acknowledges the necessity of establishing a bona fide price range in the prospectus.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

Prospectus Cover Page

7.
Please revise the reference to possible listing to simply state whether you expect to apply for listing or, if true, that you have applied for listing.  In addition, until your listing application is approved, the disclosure should indicate that you have not received approval of your listing application.

The disclosure regarding the Nasdaq listing application has been amended as requested and appears on the cover page and at pages 32, 102, 107 and 110.

Industry and Market Data, page 1

8.
We note your statements concerning the lack of any guarantee for the accuracy of third party data, that you have not verified the information contained in the third party sources you have used, and the accuracy of the results and estimates of your research has not been verified by independent sources.  One may infer from these statements that you do not take responsibility for information from third parties you include in the prospectus.  Please remove this language, or expand the disclosure to clearly state that you are liable for the information in your prospectus.

The section titled “Industry and Market Data” has been removed from page 1.

Company Overview, page 2

9.	Please include a separate section describing your business strategy and how you intend to develop and commercialize your proposed products. In this regard, we note you currently have no employees.

Disclosure regarding Ventrus’ development strategy and management and employees has been added as requested on pages 2 through 8 and pages 85 through 88.

10.	Please reconcile your reference to your development of VEN 309 and 308 with the fact you have no employees, i.e. how did you “develop” these candidates.

Clarifying disclosure has been added as requested on pages 6, 8 and 85 through 88.

11.
Please provide the basis for your statements concerning the size of the global market for gastrointestinal disorders and the number of people in the United States suffering from hemorrhoids, fecal incontinence, and anal fissures, respectively.

The studies and U.S. Census data on which the estimates of the size of the patient populations for the three indications have been added to pages 2, 4, 5, 53, 55 and 72.

12.
Please expand the discussion to clarify what portion of the $31 billion market is attributed to each of the specific type of products and services you provide or intend to provide.  If you do not intend to serve the global market, the discussion of your anticipated market should be revised accordingly.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

The reference to the global market has been deleted from pages 2 and 41.

13.	Please disclose whether and when you filed applications with the FDA for your proposed products.

For VEN 307 and VEN 308, no IND or NDA applications have been filed with the FDA.  Ventrus had a pre-IND meeting with the FDA for each of these products, as disclosed on pages 4, 6, 65, 66, 73 and 75.  A briefing document customarily is provided to the FDA in advance of those meetings, but does not constitute an application under the Food and Drug Act.  An investigator IND for VEN 309 was filed by a predecessor and is now owned by Sam Amer & Co., Inc. and is disclosed on pages 3 and 58. The only application that Ventrus has filed with the FDA is a special protocol assessment for VEN 309.  Clarifying disclosure regarding the historic and proposed regulatory application process has been added on pages 3 through 5, 7, 59, 63 through 65, 73 and 75.

14.
The prospectus summary section should provide a balanced presentation of the information presented in the body of the filing.  As currently written, your summary focuses only on the positive attributes of the company.  Please balance the current discussion with a discussion of the challenges and risks you face, at least as prominent and detailed as your current discussion of your positive attributes, including a discussion of:

•	The lack of revenues from your development stage operations;
•	The challenges you face to obtain FDA approval of your products;
•	The fact your independent auditors express substantial doubt about your ability to continue as a going concern;
•	Your dependence on third parties; and
•	The fact you have in-licensed all of your product candidates and these licenses can be terminated on short notice if you are unable to make substantial up-front, milestone, and royalty payments.

The “Company Overview” section on pages 2 to 8 as well as pages 84 to 85 have been expanded as requested.

Iferanserin Ointment, page 2

15.
We note your reference to the absence of FDA approved prescription drugs for the treatment of hemorrhoids, conventional hemorrhoid therapies, and the comparison of VEN 309 to placebo.  Please expand the discussion to identify the conventional therapies and the comparison, if any, between VEN 309 and conventional therapies or over the counter products.

Additional disclosure regarding current treatments with which VEN 309 is expected to compete has been added on pages 2 to 3 and 63 to 64 as requested.

16.	Please state when the SPA was filed with the FDA and the nature of any ongoing discussions or negotiations regarding the SPA.

The requested disclosure has been added on pages 2, 3, 53 and 63.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

17.
Please expand the discussion to clarify you have licensed the product and from whom the product was licensed.  We note you already provide similar disclosure with respect to your other pipeline products.

The requested disclosure has been added on page 3.

Diltiazem Cream, page 2

18.
Please clarify whether the uniqueness, if any, of VEN 307 compared to diltiazem cream already prescribed by gastroenterologists is that the VEN 307 is already formulated and/or that VEN 307 includes nitroglycerin.  In addition, since diltiazem cream is already available, please discuss whether the product is patentable and has been patented by S.L.A. Pharma AG.

The clarifying disclosure regarding the believed advantages of VEN 307 to current treatments has been added on pages 2 to 3 and 54.  Additional disclosure regarding the patent for VEN 307 has been added on pages 4, 64 to 65.

Phenylephrine Gel, page 3

19.	Please expand the discussion to briefly describe the options currently available to treat IPAA.

The requested disclosure has been added on pages 5 to 6 and 72.

Risk Factors

“We have had negative cash flows from operations…” Page 7

20.
Please expand the discussion to indicate the amount of indebtedness you will have after conversion of the $11.9 million of convertible notes, identify the obligors, and explain how they are affiliated with the registrant.

The risk factor has been expanded on page 14 to provide the requested additional disclosure.

“We have an aggregate of $1,720,165 in principal and accrued interest...” Page 7

21.
Please reconcile the statement in this risk factor indicating you intend to negotiate the obligation with the disclosure in the fourth paragraph on page 79 that indicates Paramount Credit Partners has agreed verbally to waive the repayment obligation upon the closing of the offering.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

As originally filed on July 20, 2010, the risk factor on page 7 contained the same disclosure as that found on page 79 regarding the intention of Paramount Credit Partners to waive the proposed initial public offering as a maturity date.  Since the date of that original filing, Paramount Credit Partners and Ventrus have executed a waiver agreement and amendment that amends the notes to provide that they are due on the earlier of December 31, 2013 or the completion by Ventrus of a transaction, or series of related transactions, including an equity offering after the proposed initial public offering, sale of assets, licensing or strategic partnership, in which Ventrus raises at least $5,000,000 in gross cash proceeds.  Disclosure of the new maturity date amendment has been added on pages 14, 48 and 104 and pages F-10 and F-28 of the financial statements.

22.
We note that if you are unable to renegotiate the maturity date of the indebtedness to Paramount, the obligation will be due when the offering occurs.  Please revise the use of proceeds section to provide alternative disclosure to cover the situations where you are able and unable to renegotiate the maturity date.

As noted above, Paramount Credit Partners and Ventrus have executed a waiver agreement and amendment that amends the notes to provide that they are due on the earlier of December 31, 2013 or the completion by Ventrus of a transaction, or series of related transactions, including an equity offering after the proposed initial public offering, sale of assets, licensing or strategic partnership, in which Ventrus raises at least $5,000,000 in gross cash proceeds. As a result of the waiver agreement, no alternative disclosure regarding the use of proceeds in the event of the maturity of the PCP notes at the proposed initial public offering is necessary.

“Our failure to meet our substantial obligations to our licensors....” Page 8

23.	Please expand the discussion to discuss the amount of aggregate clinical and regulatory milestone payments you may be required to make to S.L.A. Pharma.

The requested disclosure has been added on pages 6 to 7, 15, 16, 72 and 79 to 80.

“Preclinical and clinical trials regained for our products are expensive....” page 13

24.
We note that one of the factors you cite that may delay the commencement and rate of completion of clinical trials is “the emergence of unforeseen safety issues.”  If you have identified any safety issues, please revise your disclosure to include an additional risk factor to address the safety issues you have encountered to date in preclinical studies and clinical trials.

A new risk factor addressing this issue has been added on page 21.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

“If we lose key management or scientific personnel....” Page 16

25.
Please expand your disclosure to state whether you have any non-competition or confidentiality agreements with your current or former employees and whether you intend to obtain such agreements in the future in connection with the hiring and retention of personnel.

A separate risk factor addressing this issue has been added on page 24.

“We might be exposed to liability claims associated with the use of hazardous materials and chemicals.”  Page 19

26.
Please expand the disclosure to state whether you currently maintain liability insurance with respect to your use of hazardous materials.  If so, briefly describe the potential liabilities that are and are not covered and, if material, the cost of such coverage.  If you do not have coverage for the use of hazardous materials, please revise the risk factor discussion to include the lack of coverage for potential contamination expenses.

The disclosure has been expanded as requested and appears on page 27.

“Our license with S.L.A. Pharma is subject to termination....” Page 19

27.
We note the license may be terminated if this offering is not completed by September 30, 2010.  We also note the disclosure that your license may be terminated upon 30 days notice if a third party wishes to enter into an agreement for the products if you have not paid all then required payments under the agreement.  Please clarify whether the license agreement can be terminated on the basis of such third party interest even if the offering is completed by September 30, 2010.  In addition, please discuss whether you are undergoing, and the current status of, any negotiations to extend the current deadline for completion of the offering.  In this regard, we note the probability the offering may not be completed by September 30, 2010.

The disclosure has been revised on pages 7, 15, 28 and 81 to reflect the change in the license terms pursuant to an amendment executed on August 30, 2010, which amendment is filed as Exhibit 10.10 to the registration statement.  The date by which the initial public offering must be completed has been set as December 31, 2010.

“If we infringe the rights of third parties....” Page 21

28.
To the extent you have experienced problems in the past or are aware of any claims regarding infringement of intellectual property rights, please expand the discussion to describe these problems or claims.  Similarly, please expand the risk factor on page 19 entitled “A patent has not been issued for VEN 307 and might never be issued” to include specific disclosure of any potential claims regarding infringement of your licensed intellectual property.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

Ventrus has not received any notice or indication of infringement by any of its intellectual property.  Consequently, no disclosure is necessary.

The risk factor on pages 28 to 29 has been updated and expanded to make it clear that the issue with the patent for VEN 307 is with the U.S. Patent and Trademark Office and not with a third party challenge to the patent.

“There are interlocking, relationships among us and certain affiliates....” Page 21

29.	Please expand the discussion to state the approximate percentage Dr. Rosenwald would own in the event the warrants and promissory notes you refer to are exercised or converted.

The disclosure has been expanded as requested on page 30.  The actual percentage cannot be calculated until the offering is priced because the conversion of the convertible notes into shares is based on the initial public offering price of the common stock offered.

Use of Proceeds, page 27

30.
Please expand the discussion with respect to the first bullet point to indicate the specific amount allocated to Phase III clinical trial, carcinogenicity testing, and the development of new intellectual property, respectively.

The specific allocations have been added as requested on page 36.

31.	Please clarify whether you anticipate the amount allocated to Phase III clinical trial is sufficient to complete the Phase III trial.

The disclosure has been amended on page 36 to indicate the proceeds will allow for the completion of VEN 309 Phase III testing.

32.
Please clarify whether the carcinogenicity testing is in addition to any testing usually related to Phase III trials.  If you have reason to be believe your product poses cancer risks, please expand the risk factor section and business sections to address these risks.

The disclosure on page 36 has been expanded to indicate that the carcinogenicity study and the attendant costs are in addition to the Phase III clinical trial. Iferanserin was tested for genotoxic activity in three in vitro assays and two in vivo assays. Based on the combined genotoxicity results and using the draft FDA guidance on the use of a weight of evidence approach to interpretation of data, Ventrus believes that iferanserin is not considered to pose a genotoxic risk.  As a result, no disclosure regarding cancer risk for VEN 309 had been added.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

33.
Please explain what you mean by the term “developing new intellectual property.”  For example, are you considering other uses for VEN 309 in addition to the treatment of hemorrhoids, is the “new intellectual property” a reference to the filing and/or receipt of a patent, etc.

The amount of funds that Ventrus has on hand and the estimated cost of development of VEN 309 will no longer allow development of new intellectual property and this reference has been deleted from page 36.

34.
Please expand the discussion in the second bullet to indicate the specific amount allocated to pay S.L.A. Pharma for your licensing obligations with respect to diltiazem cream and phenylephrine gel, respectively.  Please reconcile this discussion with the obligations described in the risk factor entitled “Our failure to meet our substantial obligations to our licensors....”  If the phenylephrine gel is VEN 308, so state.  In addition, please indicate the amount of proceeds allocated to the development of an improved formulation and preparation of a Phase II clinical trial, respectively.  Also, please clarify whether the amount allocated to the Phase II trial is sufficient to complete the Phase II trial.

The disclosure has been expanded on page 36 as requested to provide greater detail on the planned expenditures for VEN 307.  Ventrus does not plan to use any of the proceeds from the offering to develop VEN 308 and disclosure of this fact has been made on page 6.

Capitalization, page 30

35.	Please revise the first sentence to state that the table sets forth your cash and cash equivalents as well as your capitalization.

The table has been revised as requested on page 40.

36.	Please confirm whether the pro forma information will reflect the effects of the beneficial conversion feature once an estimated offering price has been established.

Ventrus confirms that the pro forma information contained in its financial statements contained in the prospectus will reflect the effects of the beneficial conversion feature once the estimated offering price has been established.  The pricing amendment will contain that disclosure.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

37.
Please include a caption in this section to address the impact that the material weaknesses over internal controls discussed on page 11 had on the financial reporting process.  Please include how the material weaknesses were identified, whether the material weaknesses were corrected and the steps the company has taken to remedy the material weaknesses.

The requested disclosure has been added on page 52.

Financial Operations Overview

Critical Accounting Policies

Stock-Based Compensation, page 33

38.
Please refer to your disclosure on convertible debt.  In a separate caption please disclose your accounting policy for the issuance of convertible debt and warrants issued in connection with debt.  Also expand your disclosure to describe how the proceeds from the debt instrument are allocated between the convertible debt and any detachable free-standing instruments.  This comment also applies to your disclosure in Note 2 to the financial statements.

A separate discussion headed “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” has been added on page 44.  In addition, a discussion of the allocation has been added on page 44 under this new heading as well as on page F-8 of the financial statements for the years ended December 31, 2008 and 2009 and page F-27 of financial statements for the six months ended June 30, 2009 and 2010.

Research and Development Expense, page 34

39.
You disclose on page 43 that you are unable to determine the completion costs of your product candidates.  However, on page 10 you disclose that “we anticipate that to complete the clinical trial process and commercialize our product candidates will cost approximately $15 million for VEN 307, $15 million for VEN 308 and $40 million for VEN 309”.  Therefore, please disclose the nature, timing and estimated costs of the efforts necessary to complete VEN 307, VEN 308 and VEN 309.

The requested disclosure has been made on page 45.

40.
The total amount of research and development payments disclosed in the table on page 34 for VEN 307 and VEN 309 for Q1 2010 is $521,600.  Please explain why this amount is higher than research and development expense for the three months ended March 31, 2010 disclosed in the statement of operations of $413,746.  Similarly, the amount in the table for YE 2009 is $3,209,147 which is higher than the amount disclosed on the statement of operations for the year ended 2009 of $2,942,992.  Please explain and revise the disclosure if necessary.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

The figures in the table on page 45 have been revised to reconcile to the figures disclosed in the discussion of research and development expense on page 46.

Liquidity and Capital Resources

41.	Please include a discussion of cash used in operating activities and cash provided by financing activities for the three months ended March 31, 2010 compared to March 31, 2009.

The requested discussion has been added on page 50 for the six months ended June 30, 2010 compared to June 30, 2009.

Notes Payable. page 36

42.
We note the PCP notes will mature upon consummation of this offering.  In addition, it appears that the PCP notes will not automatically convert into equity upon completion of the offering.  If this is correct, please clarify this aspect of the PCP notes in this section and the “Certain Relationships and Related Transactions” section and describe how you intend to pay off the PCP notes.

The maturity date of the PCP notes was extended to the earlier of December 31, 2013 or the completion by Ventrus of a transaction, or series of related transactions, including an equity offering after the proposed initial public offering, sale of assets, licensing or strategic partnership, in which Ventrus raises at least $5,000,000 in gross cash proceeds.  Disclosure of the amendment has been added on page 48.

Ventrus confirms that the PCP notes have no conversion feature and will not convert in this offering.  Disclosure of the same has been made on pages 48 and 104.

Net Cash Used in Operating Activities, page 39

43.	Please disclose what the prepaid research and development asset recorded in 2008 represents and whether the amount was paid to a related party or not.

The requested disclosure has been made on page 50.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

Business

Overview, page 41

44.
Please expand the disclosure to include a discussion of the development of your business for at least the past five years.  In this regard, we note your formation prior to obtaining the licenses for your principle product candidates, the absence of discussion concerning your activities prior to the acquisition of such licenses, and the termination and resignation of your executive officers in February 2009.  We may have additional comments.

The discussion has been expanded as requested on pages 53, 54 to 55.

45.
In light of the fact you have no employees, please expand your business section to explain the process you employed to develop your licensed products, describing the means by which research has been conducted, studies designed and performed, regulatory filings prepared and clinical results analyzed. For example:

•	To the extent the licensed products are developed in-house by company personnel, please so state; and
•
To the extent the products are developed by affiliates of the company, are further developed by S.L.A. Pharma, Sam Amer and Company, or other third parties, you should identify the parties, the role and function of these parties in product development and the material terms of these collaboration or other contractual arrangements.

The discussion has been expanded as requested on pages 53, 54 to 55.

46.
Please revise your disclosure to attribute the below statements and other similar statements to the source from which you obtained the information.  In addition, where you cite your own estimates or conclusions, please explain how you arrived at those estimates or conclusions and disclose any third-party sources upon which you relied.

•
Page 41: “...there are approximately 13 million Americans suffering from hemorrhoids, 9 million from fecal incontinence and over 4 million from anal fissures and total global prescription sales of drugs for all gastrointestinal disorders exceed $31 billion worldwide.

•	Page 41: “Anal fissures or small tears or cuts in the skin that line the anus are quite common, affecting nearly 2% of the U.S. adult population.
•
Page 42: “In 2009, total global sales of gastrointestinal pharmaceuticals were valued at over $31 billion and are expected to grow at a rate of 0.7% per year.  Prescription sales account for the largest percentage of total sales and are valued at nearly $14 billion in the U.S. alone.  There are approximately 9,000 active gastroenterologists in the U.S., who directly account for more than $3 billion in annual prescription sales.”

•
Page 49: “Compounded diltiazem is utilized by thousands of colorectal and gastroenterology specialists each year for the treatment of anal fissures and, according to experts in the field, has greatly reduced the number of surgeries required.”

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

The sources for the statements regarding the patient populations for the three indications being pursued by Ventrus have been added on pages 2, 4, 5, 53, 54, 64 and 72.  The statements regarding global prescription sales have been deleted from the prospectus.  The statement about the prescriptions written by gastroenterologists has been deleted from page 54.  The statement regarding compounded diltiazem and its prescription by gastroenterologists has been revised on page 65 to state that Ventrus has been advised by experts in gastrointestinal surgery that compounded diltiazem is utilized by many colorectal and gastroenterology specialists each year for the treatment of anal fissures and, according to these experts, has also reduced the number of surgeries required.

Overview of the gastroenterology marketplace, page 42

47.
We note your statement that there are no currently FDA-approved prescription drugs for the market segments for which your proposed products are targeted.  Please expand the discussion to tell us the relevance and significance, if any, of the market data you provide for products which do not compete with your proposed products.

Expanded disclosure of non-FDA approved treatments that compete with VEN 309 has been added on pages 2 and 56.  Expanded disclosure of non-FDA approved treatments that compete with VEN 307 has been added on pages 4 and 64.  Ventrus believes these are the appropriate places for the expanded discussions.  There are no treatments that compete with VEN 308.

Background on Iferanserin, page 43

48.	Please expand the discussion to describe the development efforts, if any, subsequent to Novartis’ return of the iferanserin asset to Amer and the 2008 license agreement with Ventrus.

The requested disclosure has been added on pages 3 and 57.

49.	We note your reference to increased scrutiny on the safety of Novartis’ product. Please clarify whether the safety concerns were related to the product you subsequently licensed from Amer.

Ventrus confirms that the Novartis product that was experiencing increased FDA scrutiny about its safety was not VEN 309.  The disclosure on page 57 has been revised to clarify this point.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

Company-sponsored clinical trials, page 44

50.	It appears the clinical trials described in this section were conducted by Amer, not Ventrus. Please revise the subsection caption accordingly.

Clarification that the trials were conducted by Amer has been made on pages 57 and 58.

51.
We note the references to the development of the S-isomer in the 1990’s and the studies conducted subsequent to this development.  Please expand the discussion to clarify whether and when the product upon which the VEN 309 license is based was patented and by whom.

The requested disclosure has been added on pages 3, 57 and 63.

52.
Please expand the discussion to state when the clinical trials described in this section were completed.  Similar information should also be provided in. the sections pertaining to the proof of concept study, the early and late Phase II studies, the Phase III study, and the market research studies referred to at the top of page 48.

The requested disclosure has been added on pages 57 to 58.

Iferanserin ointment (VEN 309) development plan, page 47

53.
Please expand the discussion to indicate when the end of phase II meeting occurred and when the SPA was submitted.  In addition, please disclose whether the SPA has been approved and, if not, the nature of any discussions you have had with the FDA concerning the SPA and any special concerns the FDA has with respect to the study design.  Similar information should be provided with respect to any other pending SPAs you may have.

The discussion has been expanded as requested on pages 3, 57 and 63.  Ventrus confirms that the SPA for VEN 309 is the only SPA it has filed with the FDA.

54.	Please expand the discussion to explain the term “lifecycle options.”

Language has been added on page 63 to clarify that “lifecycle options” means combining iferanserin with other drugs.

Background on diltiazem, page 49

55.	We note the reference to the usage of compounded diltiazem for the treatment of anal fissures. Please indicate the corresponding dollar amount for these prescriptions of compounded diltiazem.

The dollar amounts of prescriptions of compounded diltiazem are not available.  Language to that effect has been added on page 65.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

56.
Please expand the discussion in the third paragraph of this section to indicate when PBS acquired the rights from S.L.A. Pharma, the consideration paid by PBS for such rights, and the consideration you paid PBS for the same rights.  In addition, please clarify the extent to which Ventrus is obligated to pay S.L.A. Pharma’s cost related to the E.U. trials.

The requested disclosure has been added on page 63.

57.
Please expand the discussion to clarify whether and when S.L.A. Pharma patented and developed diltiazem cream for the treatment of anal fissures and when S.L.A Pharma licensed the product to Solvay Pharmaceuticals, Inc.

The requested disclosure has been added on pages 65 and 66.

Summary of studies to date, page 53

58.
We note the reference in the previous section to the fact there was no difference in the healing rate between patients receiving diltiazem and those receiving placebo.  Since you have now identified pain relief as the preferred clinical endpoint, please clarify whether the S.L.A. Pharma 2004-05 study or other studies considered the rate of pain relief between the patients receiving diltiazem and those receiving placebo.

The requested disclosure has been added on pages 65 and 69 that studies conducted by another drug developer looked at healing and not pain relief.  Healing is not an endpoint of the studies to be conducted by S.L.A. Pharma and Ventrus, as noted on page.

Diltiazem cream (VEN 307) development plan, page 53

59.	Please expand the discussion to indicate how you plan to develop a superior formulation with new intellectual property.

Disclosure that the new intellectual property is expected to consist of an extended release formulation of VEN 307 has been added on page 70.

Background on fecal incontinence, page 54

60.
Please state the rate of fecal incontinence in adults over 18 years of age as determined by the U.S. study.  In addition, please explain the relevance of the studies conducted outside the U.S. and why an average rate was determined to be appropriate.

The disclosure has been revised on page 71 to provide the requested affected U.S. population and to delete the reference to other markets.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

The IPAA orphan population, page 54

61.	Please revise your disclosure in this section to identify the 1987 study and to attribute the statements in the third sentence to the source from which you obtained the information.

The disclosure has been expanded as requested on page 71.

Preclinical safety, page 55

62.	Please expand the discussion to state when the S.L.A. studies were conducted.

The requested disclosure has been added on page 72.

Market research regarding fecal incontinence. page 57

63.
Please clarify whether the data provided was net of referrals to avoid multiple counts of the same patient, i.e. primary care physician refers a patient to a gastroenterologist who may, in turn, refer a patient to a colon and rectal surgeon.

Clarifying disclosure has been added as requested on page 74 to address potential double counting.

License Agreements, page 61

64.	Please expand the discussion with respect to each patent underlying the respective licenses to indicate:

•	When the patent was filed;

•	In which jurisdiction(s) the patent(s) were filed;

•	Whether the patent application is still pending or when the patent was granted;

•	The name under which the patent was submitted;

•	Whether the licensor or you are responsible for the costs of obtaining the respective patent and the legal defense of the patent; and

•	The expiration date of each patent granted.

Summaries of the patent terms have been added on pages 83 to 84.

65.	Please clarify whether, although you may incur the costs of pursuing a patent application, the licensors will own the patents for which patent applications are pending.

The requested clarification has been added on page 82.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

66.
We note you have requested confidential treatment for the royalty rate.  Please expand the discussion with respect each royalty payable to disclose the range that the royalty rate fits into within ten percentage points, i.e. single digits, teens, twenties, etc.

The requested disclosure has been made on page 79.

67.	Please revise the discussion in the first paragraph of this section to indicate to whom the 5% of outstanding shares of the company to be formed by PBS were to be issued.

The disclosure has been expanded as requested on page 79.

68.
We note that in addition to the monthly fees you have accrued or paid to S.L.A. Pharma, you have made additional payments of $950,000 and are obligated to make additional payments of $1.4 million through February 28, 2011 for a total of $2.35 million.  We also note you state the $2.35 million represents reimbursement of past development expenses.  Please clarify whether you are obligated to make milestone payments in addition to the monthly payments and the $2.35 million of payments related to past development costs.  In this regard, we note the last sentence of the second paragraph of this section and the reference to milestone payments payable to S.L.A. Pharma upon the achievement of certain clinical and regulatory-based milestones.

The disclosure on pages 79 to 80 has been expanded to clarify the payments due S.L.A. Pharma.

69.
We note the reference on page 61 to accrued development costs and unpaid invoices.  Please clarify the extent to which the research and development of the products you licensed from S.L.A. Pharma has continued uninterrupted since mid 2007. If not, please expand the discussion to indicate the period(s) during research and development ceased.

The disclosure on pages 79 to 80 has been revised to make the past and future payment obligations to S.L.A. Pharma clearer.  Ventrus believes that the revised disclosure makes it clear that there has been no break in its rights to VEN 307 since it acquired those rights in 2007.

70.	Please expand the discussion to disclose the consideration paid by PBS to S.L.A. Pharma for the diltiazem and phenylephrine license and when this consideration was actually paid.

The requested disclosure has been added on page 79.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

71.
Please expand the discussion in this section and/or the legal proceedings section to address in specific detail the patent-related litigation referred to in the risk factor entitled “A patent has not been issued for VEN 307 and might never be issued.”  The discussion should include, but not be limited to, the parties involved, the background and history of the litigation, and the principle claims and defenses, if any.

The discussion of the VEN 307 patent has been expanded on page 82 to clarify that no third party has challenged the patent or is appealing it.  The U.S. Patent and Trademark Office denied the issuance of the patent on grounds of lack of novelty and inventiveness (prior art) and that S.L.A. Pharma has filed an appeal to the PTO Board of Appeal.

72.
Please expand the discussion pertaining to the Amer agreement to disclose the range that your royalty rate falls into within a range of ten percentage points, i.e. single digits, teens, twenties, etc.  In addition, please disclose whether you obtained the right to any patents or patent applications and who is obligated to incur the expenses of developing the product.  The discussion should also be revised to disclose any other material rights or obligations conferred by the agreement on both the company and Amer.

The range of royalties has been added as requested on page 82.  Ventrus believes that all material terms of the agreement have been disclosed.

Employees, page 62

73.
We note you have no employees.  Please expand your disclosure to describe any consulting agreements, independent contractor arrangements or other means by which you engage personnel to carry out the development of your proposed products.  To the extent any of such arrangements are material to your business, please revise the discussion to provide a description of the material terms of each agreement, including, but not limited to, payment provisions, obligations, rights, term and termination provisions.  In addition, please file these agreements as exhibits or provide us with a detailed analysis supporting your determination that the agreements are not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-B.

The discussion has been expanded as requested on page 85.  The consulting agreement between Ventrus and Dr. John Dietrich has been filed as Exhibit 10.8.

Properties, page 62

74.	Please state whether the facilities are suitable and adequate for your activities subsequent to the completion of the offering.

The requested disclosure has been made on page 85.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

Management, page 63

75.
We note the resignation of your executive officers in February 2009 and the apparent absence of directors since at least that time period.  Please expand the disclosure in this section and/or the business section to describe your management and business activities since at least February 2009, including how and when the new board was selected.

The disclosure has been expanded as requested and appears on page 86.

76.	Please expand the discussion to indicate when Messrs. Rowland, Felder, Cohen and Holubiak became directors.

The disclosure has been amended as requested and appears on page 86.

77.	We note Mr. Rowland signed Dr. Ellison’s consulting and employment agreements in his capacity as chairman of the board of directors. Please advise or revise as appropriate.

Mr. Rowland has served as a director of Ventrus since April 2007 and as Chairman of the Board since May 2010.  Mr. Rowland signed Dr. Ellison’s consulting and employment agreements because Ventrus has no employees.  Under Delaware law, directors are capable of executing contracts on behalf of a corporation.  In addition, Ventrus’ bylaws provide that the Chairman is an officer of company.

78.	Please reconcile the statement relative to Mr. Rowland’s employment with Ventrus as its chief executive officer from April 2007 through May 2009 with the statement that he resigned in February 2009.

The reference to Mr. Rowland serving as chief executive officer through May 2009 was an error.  Mr. Rowland resigned as chief executive officer on February 28. 2009. The disclosure has been amended on page 86.

79.	Please tell us Mr. Rowland affiliation, if any, with Ventrus or Paramount during the period of May 2009 to May 2010.

Mr. Rowland was not affiliated with Paramount during the period between May 2009 and May 2010.  Mr. Rowland resigned as chief executive officer of Ventrus on February 28, 2009, but he continued to act as Ventrus’ president from the date of his resignation in February 2009 until May 2010 although this service was not pursuant to any agreement between him and Ventrus and for which he was not paid.  Mr. Rowland remained a director of Ventrus after his resignation as chief executive officer and became Chairman of the Board in May 2010.  Disclosure of the above facts has been made on pages 85 and 86.

80.
Please expand the discussion relative to Mr. Rowland’s employment with Solvay to clarify, as disclosed on page 55, that Sovay discontinued gastroenterology and women’s health projects in 2004.  In addition, please clarify whether Mr. Rowland’s duties with Sovay included the development of phenylephrine gel for which licensing rights were subsequently returned to S.L.A. Pharma in 2005.

The disclosure about Mr. Rowland’s employment at Solvay has been expanded as requested on page 86.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

81.
Please tell us why you have consulting agreements instead of employment agreements with Messrs. Rowland and Barrett.  In addition, please clarify whether these individuals currently and, if employed by the company, in the future will devote their full time to the company’s activities.

Ventrus entered into consulting agreements with Dr. Ellison and Mr. Barrett to conserve its resources and because Ventrus recognized that permanent employment would be dependent on the company raising capital in the initial public offering.  Dr. Ellison currently provides and under the employment agreement, if and when effective, will provide his services to Ventrus on a full time basis.  Pursuant to the terms of his consulting agreement, Mr. Barrett currently provides services to Ventrus at such times as the company reasonably requests.  If Mr. Barrett is hired as an employee of Ventrus, his services would be on a full time basis.  The disclosure on page 85 has been expanded to address these issues.

82.	Since you have no employees and apparently do not conduct your research and development activities, please expand the discussion to describe the specific duties of Messrs. Rowland and Barrett.

The discussion on pages 91 and 92 has been expanded as requested.

Summary Compensation Table, page 65

83.
We note your executive officers resigned on February 28, 2009.  Please clarify whether the amounts reflected under the salary column are the payments made for the first two months of 2009 or annualized amounts.  We may have additional comments.

The table on page 90 has been amended to show salaries paid for the first two months of 2009 and severance paid in 2009, which is shown under the column titled “All other compensation.”

84.
Please tell us whether you had any NEO’s after the resignation of Messrs. Rowland, Coyne and Dietrich in February 2009.  If so, these individuals should be listed in the executive compensation table.  For example, who was the company’s CEO during the period of Mr. Rowland’s resignation in February or May 2009 and June 2010 when Dr. Ellison assumed that role?  Similarly, when did Mr. Barrett become your CFO and was there another CFO during part of 2009?  Also, did the company have any scientific or medical officers after the resignations of Messrs. Coyne and Dietrich and do you intend to replace the scientific and medical officers?  We may have additional comments.

Ventrus did not have any NEO’s following the resignation of Messrs. Rowland, Coyne and Dietrich in February 2009.  Mr. Rowland resigned in February 2009, but he continued to act as Ventrus’ president from the date of his resignation until May 2010 although this service was not pursuant to any agreement between him and Ventrus and for which he was not paid.  Simultaneously with the resignation of Dr. Dietrich, Ventrus entered into a consulting agreement with him whereby he provides consultation on manufacturing, preclinical and clinical aspects of Ventrus’ drug programs on an as-needed basis.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

Dr. Ellison became the CEO on June 7, 2010 and Mr. Barrett became the CFO on June 23, 2010.  Ventrus did not have any scientific or medical officers after the resignations of Messrs. Coyne and Dietrich.  Dr. Ellison currently serves as Chief Medical Officer, which position he has held since June 7, 2010, the same date on which he became CEO, a role that he will continue to fulfill after the completion of the initial public offering.  Assuming the initial public offering is successful.  Ventrus expects to retain Dr. Dietrich as its Vice President of Clinical Operations pursuant to either a consulting or an employment agreement.

All of the facts discussed above are disclosed in the prospectus.

Certain Relationships and Related Transactions, page 79

85.
Please expand the discussion to describe the consulting services provided by Paramount Corporate Development until August 2008.  In addition, please disclose who provided such services subsequent to the termination of the agreement.

The requested disclosure has been added on page 105.

86.
Please expand the discussion to indicate the amount of the April 24, 2008 and July 23, 2008 notes and the how the proceeds, if any, of such notes were utilized.  In addition, please state the amount outstanding under each note as of September 29, 2009 and whether this amount is subject to the automatic conversion.

The requested disclosure has been made on page 105.

87.
Please expand the discussion in the last two sentences of the third paragraph of this section to clarify how the outstanding balance of the 2010 convertible promissory notes was reduced by approximately $1.2 million in March 2010.

The disclosure on page 105 has been revised to make clear that the reason for the reduction in the principal balance was the conversion of a portion of the Paramount BioSciences note into convertible notes in February 2010.

88.	We note the reference to the December 2008 line of credit with Bank of America. Please explain how the proceeds of the line of credit were utilized.

The discussion has been expanded as requested on page 106.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

89.	Please update the discussion concerning the Bank of America line of credit.

There is no update to disclose in the discussion regarding the Bank of America line of credit.

90.	Please file the consulting agreement with Mr. Hofer as an exhibit or provide an analysis as to why the agreement does not need to be filed as an exhibit.

The consulting agreement dated May 11, 2010 between Ventrus and Mr. Hofer has been filed as Exhibit 10.9 to the registration statement.

91.
Please provide a discussion of the policies and procedures utilized by your board of directors to review and approve related party transactions and the policies and procedures your board will use to review and approve such transactions subsequent to the consummation of the proposed offering.

A discussion of the current (as of July 2010) procedure for related party transactions was previously included in the prospectus and is found on page 95.  Additional disclosure regarding the prior process for related party transactions has been added on page 95.

Financial Statements

Statements of Operations, page F-4

92.
If the conversion of your outstanding securities will occur subsequent to the latest balance sheet date and the conversion will result in a material reduction of earnings per share (excluding effects of offering), please present pro forma earnings per share on the face of the income statement for latest year and interim period.  Please include footnote disclosure to explain the pro forma information.

Pro forma earnings (loss) per share information has been included in the statement of operations for the year ended December 31, 2009 (Note 10) and the six months ended June 30, 2010 along with an explanatory footnote (Note 8) as well as in Summary Financial Data on page 12.  Earnings (loss) per share amounts will be inserted at the time of pricing because those amounts are not determinable at this time.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

Notes to Financial Statements

Note 3 — Related Party Transactions:

Notes Payable, page F-9

93.
Please refer to your disclosure regarding the PCP Notes.  Revise your disclosure to disclose the number of shares issuable under the warrants and disclose the total principal amount under these notes due and not the amount net of the discount.  This comment also applies to your disclosure in Note 3 to the interim financial statements.

The number of shares issuable under the warrants cannot be calculated until a qualified financing (as defined in the warrants) occurs.  The number has been revised on pages F-10 and F-28.

94.
Please disclose the assumptions used to determine the value of all warrants issued to related parties.  This comment also applies to warrants issued in connection with private placements disclosed in Note 8 and the convertible debt disclosed in Note 9.

The requested disclosure has been added in Note 2 on page F-8 and Note 2 on pages F-26 to F-27.

95.	Please provide us an analysis of whether the conversion option for all convertible notes issued should be a derivative liability.

The convertible notes do not have a conversion feature from the first day of their issuance.  Rather, the conversion is contingent upon the occurrence of an event outside of the note holder’s control, specifically a financing transaction, a merger or similar transaction or the sale of the company and therefore the notes are contingently convertible.  Therefore, the convertible notes do not meet the criteria of a derivative liability.

Note 9 - Subsequent Events:

2010 Senior convertible notes, page F-19

96.
You disclose that “each 2010 Noteholder also holds a warrant to purchase a number of shares of the Company’s common stock equal to 50% of the principal amount of the 2010 Notes purchased by it divided by the IPO Price at a per share exercise price equal to 100% of the IPO Price, subject to adjustment.  Each of these warrants will expire and no longer be exercisable after March 31, 2015.  Notwithstanding the foregoing, if a Qualified IPO does not occur on or before March 31, 2012, then each warrant will be exercisable for that number of shares of the Company’s common stock equal to 70% of the principal amount of the 2010 Note purchased by the original holder divided by $1.00, at a per share exercise price of $1.00”.  Please explain to us why you use the Black-Scholes option pricing model, instead of a binomial or lattice pricing model to value your warrants.  It appears that binomial or lattice models are better suited to handle the potential changes to your warrant exercise price.

While Ventrus appreciates that the binomial-lattice model may in theory consider more of the financial characteristics of certain financial instruments, Ventrus concluded that the additional adjustments and assumptions required by the binomial-lattice approach were unnecessarily complicated in regards to Ventrus’ situation.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

The advantage of binomial-lattice models lies in their flexibility to incorporate richer market-based information, and richer historical information as it relates to voluntary exercise.  Since none Ventrus’ options have ever been exercised and little market information is available, using the binomial-lattice model would have required Ventrus to make highly subjective assumptions that would not have resulted in a more accurate valuation.  The method as illustrated under FASB ASC Topic 718 of using a “barrier option” binomial lattice with a suboptimal exercise factor would require Ventrus to have made many subjective assumptions and estimates.  The specified suboptimal exercise factor — the barrier — is an average computed from exercises distributed across a range of stock price levels. Ventrus had very little historical information on its fair market value.

Therefore, Ventrus chose the Black-Scholes model due to its much less complex set of data inputs, non-dividend nature and additional subjective assumptions and estimates that Ventrus would have to have made.

97.	Please revise your disclosure to clarify the events that would trigger adjustments to the number of shares of common stock to be received upon exercise of the warrants.

Ventrus has changed the term “Qualified IPO” to “Qualified Financing,” which is the correct defined term cited in the footnote.  Ventrus believes that, as amended, the current disclosure is sufficient explanation of the event that would trigger an adjustment in the number of shares issuable under the warrant.  Ventrus notes that two additional corrections to the description of the adjustment feature of the warrants have been made in the footnote.  The original language was in error.

98.	Please disclose how you determined the amount of the beneficial conversion feature that will be recorded if a Qualified Financing is completed.

Ventrus determined the beneficial conversion feature value by first allocating the proceeds from the debt instrument between the convertible debt and the warrants.  This disclosure has been added in Note 3 on page F-8 of the financial statements for the years ended December 31, 2008 and 2009 and in Note 2 on page F-27 of the financial statements for the six months ended June 30, 2010 and 2009.

Unaudited Condensed Financial Statements

99.	Please update your financial statements as required by Rule 8-08 of Regulation S-X.

Ventrus has included in the registration statement the financial statements for the six months ended June 30, 2010 and 2009.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

Condensed Balance Sheets as of March 31 2010 (Unaudited) and December 31 2009

100.
Please disclose in MD&A the reason for the significant increase in other assets as of March 31, 2010.  If any one item is greater than ten percent of total assets, please disclose as a separate line item on the face of the balance sheet.

The requested disclosure has been made on page 50 for the six-month period ended June 30, 2010.  Ventrus advises you that the total amount is deferred financing costs.  It was previously labeled Other Assets and is now labeled Deferred Financing Costs.

Notes to Unaudited Condensed Financial Statements

Note 3 — Related Party Transactions:

Subsequent Event (2010 Senior Convertible Notes), page F-26

101.
You disclose that the total aggregate principal amount of the 2010 Notes is $5,617,433.  Please reconcile this amount with the amounts disclosed on the face of your March 31, 2010 condensed balance sheet.

The total amount of principal on the 2010 Notes is $5,617,433.  The amount disclosed on the face of the June 30, 2010 balance sheet is net of discount.  This discount is being amortized to interest expense over the term of the 2010 Notes.

Note 7 - Private Placements:

2010 Senior convertible notes, Page F-32

102.
Please reconcile your disclosure of the fair value of the warrants issued on page F-33 with the amount disclosed in the Condensed Statement of Changes in Stockholders’ Deficiency on page F- 22 and the Supplemental schedule of non-cash financing activities on page F-23.

The financial statements for the six months ended June 30, 2010 and 2009 contain the correct figures.  The total amount of $2,406,506 shown as “Warrants issued to investors in connection with 2010 senior convertible notes” on the statement of stockholders’ deficiency on page F-23 consists of the value of $941,966 for the warrants issued to related parties (reflected as “Warrants issued in connection with related party note conversion” on the statement of cash flows) (Note 3, page F-29) and the value of $1,464,540 for the warrants issued to non-related parties (reflected as “Debt discount on 2010 senior convertible notes” on the statement of cash flows) (Note 7, page F-36).

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

Exhibits

103.
We note that exhibits 4.2 through 4.11 are incomplete and unexecuted agreements.  Since the terms and parties to the agreements are known, please refile completed executed copies of the respective documents.

Exhibits 4.2 and 4.6 are forms of notes and Exhibit 4.3 is a form of warrant issued to many investors and therefore were not filed as executed or as complete where the details would differ such as the principal amount of the note or the number of shares subject to the warrant.
In Exhibit 4.3, the subscription agreement data and specific dates for the exercise period on page 1 depended on the date of execution of the subscription agreement, but the year associated with these dates is the same for all of the warrants. Ventrus believes these three exhibits as filed provide investors with the material terms of these instruments.  The aggregate dollar or share amounts represented by these notes and warrants are provided in the prospectus.

Exhibit 4.4 is a form of note issued to Paramount BioSciences, LLC and Capretti Grandi, LLC.  The terms of the notes are identical other than the principal amounts and, originally, the maturity date.  The maturity date of both notes was amended to be the same pursuant to the amendment dated December 21, 2009, which is included in the Exhibit as originally filed.  The conformed signatures have been added to the amendment and the exhibit has been refiled.

Each warrant issued to Paramount Credit Partners has been filed as Exhibit 4.5.

The date of the confidential private placement memorandum has been inserted in the form of convertible note issued to various investors in May 2010 and the form has been filed as Exhibit 4.7.  This exhibit is a form of note issued to many investors and therefore is not filed as executed or as complete where the details would differ such as the principal amount of the note.  Ventrus believes this exhibit as filed provides investors with the material terms of these notes.  The aggregate dollar amounts represented by these notes is provided in the prospectus.

The various dates on the first page of the form of warrant issued to various investors and Paramount BioCapital, Inc. in February through April 2010 and the form of warrant issued to various investors in May 2010 have been added, other than the date of the individual note purchase agreement pursuant to which the warrant was issued, and the forms have been filed as Exhibit 4.8 and Exhibit 4.9, respectively.  These exhibits are forms of warrants issued to many investors and therefore are not filed as executed or as complete where the details would differ such as the principal amount of the note.  Ventrus believes these exhibits as filed provide investors with the material terms of these warrants.  The aggregate share amounts represented by these warrants is provided in the prospectus.

All placement agent warrants issued to Paramount BioCapital, Inc. have been filed as Exhibit 4.10.

All placement agent warrants issued to National Securities Corporation have been filed as Exhibit 4.11.

*   *   *   *   *

Ventrus respectfully submits that the foregoing discussion and the amended Registration Statement are appropriately responsive to the comments of the Staff.  If the Staff has any further comments, please direct them to the undersigned.

Mr. John L. Krug
Division of Corporate Finance
October 4, 2010

Ventrus also has revised the Registration Statement to update various data, such as replacing March 31, 2009 and 2010 financial information with June 30, 2009 and 2010 financial information and updating June 30, 2010 stock ownership information to August 31, 2010.

On behalf of Ventrus, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Ventrus from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
Ventrus may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Alexander M. Donaldson

cc:           Russell H. Ellison, MD